Exhibit 99.1

2022 FIRST QUARTER RESULTS	PRESS RELEASE

2022 FIRST QUARTER RESULTS

CNH Industrial reports solid first quarter performance:

Consolidated revenues of $4.6 billion, (up 13.4% compared to Q1 2021 for continuing operations) Net income of $336 million, Adjusted Net Income of $378 million, with adjusted diluted EPS of $0.28, and Adjusted EBIT of Industrial Activities of $429 million (up $36 million compared to Q1 2021). Seasonal free cash flow absorption of $1,059 million (Industrial Activities) amid continued supply chain disruptions.

Financial results presented under U.S. GAAP

“In our first quarter as a pure play agricultural and construction equipment business, the CNH Industrial team delivered a solid performance that demonstrates the potential of a focused, customer-centric company. With redoubled commitment to customer-inspired innovation, diligent operational execution, and improved product quality spurring margin expansion, we delivered net sales of Industrial Activities of nearly $4.2 billion, up 15% from last year on a constant currency basis. Alongside favorable product mix, this resulted in adjusted gross margin of 22.2%, up 60 basis points from Q1 2021 and adjusted EBIT of industrial activities increased by more than 9% to $429M. Order books remain exceptionally strong, up almost 40% in agriculture and 80% in construction, as demand remained healthy. Our thoughts are with our employees, customers, and dealers directly impacted by the war in Ukraine. We are all affected by the associated higher grain prices, potential food shortages, and rising energy costs. Despite these mostly unhelpful macro forces, we are maintaining our original 2022 guidance. We did not plan for positive cash flow in the first quarter, and as critical supply chain disruptions constrained our ability to ship finished goods, we ended the quarter with a cash outflow of $1.1 billion. Logistics pressures and semiconductor shortages, which are not unique to CNH Industrial, are expected to remain a headwind through the year, but I am confident in our team’s ability to navigate the current environment as evidenced by our results during the first quarter. With a robust slate of new products to be introduced, strong early returns from the Raven acquisition and our other Precision efforts, and a dedicated, tested leadership team ready to execute our ambitious plans, CNH Industrial is positioned to deliver on our strategic priorities and our short-term objectives.”

Scott W. Wine, Chief Executive Officer

2022 First Quarter Results

(all amounts $ million, comparison vs Q1 2021 continuing operations – unless otherwise stated)

	US-GAAP

	Q1 2022	PY(1)	YOY Change

Consolidated revenues	4,645	4,096	+13%	+15% c.c.(*)

of which Net sales of Industrial Activities	4,180	3,694	+13%	+15% c.c.

Net income	336	363	-27

Diluted EPS $	0.24	0.27	-0.03

Cash flow from operating activities	(887)	241	-1,128

Cash and cash equivalents(**)	3,219	5,044	-1,825

Gross profit margin of Industrial Activities	21.4%	21.6%	-20 bps

	NON-GAAP(2)

	Q1 2022	PY(1)	YOY Change

Adjusted EBIT of Industrial Activities	429	393	+36

Adjusted EBIT Margin of Industrial Activities	10.3%	10.6%	-0.30 bps

Adjusted net income	378	352	+26

Adjusted diluted EPS $	0.28	0.26	+0.02

Free cash flow of Industrial Activities	(1,059)	(13)	-1,046

Available liquidity(**)	9,399	10,521	-1,122

Adjusted gross margin of Industrial Activities	22.2%	21.6%	+60 bps

(*) c.c. means at constant currency                (**) comparison vs December 31, 2021

Net sales of Industrial Activities of $4,180 million, up 13% mainly due to favorable price realization.

Adjusted EBIT of Industrial Activities of $429 million ($393 million in Q1 2021), with both segments up year over year. Agriculture adjusted EBIT margin above 12% and Construction at 4%.

Adjusted net income of $378 million, with adjusted diluted earnings per share of $0.28 (adjusted net income of $352 million in Q1 2021, with adjusted diluted earnings per share of $0.26). Adjusted net income in March 2022 excludes, among other items, $71 million related to asset write-downs, financial receivable allowances and valuation allowances on deferred tax assets as a result of the suspension of operations in Russia.

Adjusted gross profit margin of Industrial Activities of 22.2%, up 0.6% from Q1 2021 primarily due to better mix and favorable price realization in Agriculture.

Reported income tax expense of $159 million and adjusted income tax expense(1) of $138 million, with adjusted effective tax rate (adjusted ETR(1)) of 28%, which reflects jurisdictional mix of pre-tax results and net discrete tax charges.

Free cash flow of Industrial Activities was negative $1.1 billion as a result of higher than historical seasonal working capital cash absorption primarily due to supply chain disruptions. Total Debt of $21.3 billion at March 31, 2022 ($20.9 billion at December 31, 2021).

Industrial Activities net debt(1) position at $2.1 billion, an increase of $960 million from December 31, 2021.

Available liquidity at $9,399 million as of March 31, 2022.

Refer to section “Notes” at page 3 for an explanation of the items referenced on this page and to page 10 onwards for the reconciliations	1

PRESS RELEASE

	Agriculture

	Q1 2022	Q1 2021(1)	Change	Change at c.c.(*)

Net sales ($ million)	3,377	3,038	+11%	+13%

Adjusted EBIT ($ million)	426	399	+27

Adjusted EBIT margin	12.6%	13.1%	-50 bps

In North America, industry volume for tractor was down 8% for under 140 HP, and up 9% for over 140 HP; combines were down 22%. In Europe, Middle East and Africa (EMEA), tractor and combine demand was down 8% and up 6%, respectively. South America tractor demand was up 11% and combine demand was down 9%. Asia Pacific tractor demand was down 14% and combine demand was up 10%.

Net sales were up 11%, mainly due to favorable price realization and better mix, mostly driven by the North America and South America regions.

Gross profit margin was 24.1%, up 0.8% compared to Q1 2021, mainly due to better mix, favorable price realization, and favorable manufacturing absorption primarily in North America and South America, partially offset by supply chain disruption costs in all regions.

Adjusted EBIT was $426 million ($399 million for Q1 2021), with Adjusted EBIT margin at 12.6% with the $27 million increase driven by higher gross margin, partially offset by higher labor cost, SG&A and R&D expenses.

Order book in Agriculture was up almost 40% year over year for both tractors and combines, driven by strong growth in North America and EMEA for tractors, and in South America and EMEA for combines.

	Construction

	Q1 2022	Q1 2021(1)	Change	Change at c.c.(*)

Net sales ($ million)	803	656	+22%	+23%

Adjusted EBIT ($ million)	32	25	+7

Adjusted EBIT margin	4.0%	3.8%	+20 bps

Global industry volume for construction equipment decreased in both Heavy and Light sub-segments, with Heavy down 20% and Light down 14%, mostly driven by a 33% decrease in Light and Heavy equipment demand for Asia Pacific, particularly in China. Demand increased 4% in North America, 9% in EMEA and 30% in South America.

Net sales were up 22%, as a result of positive volumes due to higher industry demand in our main markets, market share growth, and better price realization primarily in North America and South America.

Gross profit margin was 13.3%, down 1.0.% compared to Q1 2021, mainly due to supply chain disruption costs, primarily raw materials, partially offset by better mix and favorable price realization, in all regions.

Adjusted EBIT increased $7 million due to favorable volume and mix and positive price realization, partially offset by higher purchasing costs. Adjusted EBIT margin at 4.0%.

Construction order book up more that 80% year over year in both Heavy and Light sub-segments, with increases in all regions.

	Financial Services

	Q1 2022	Q1 2021(1)	Change	Change at c.c.(*)

Revenues ($ million)	466	397	+17%	+17%

Net income ($ million)	82	78	+4

Equity at quarter-end ($ million)	2,254	2,120	+134

Retail loan originations ($ million)	2,139	2,019	+5.9%

Revenues were up 17% due to higher used equipment sales, higher base rates in South America and higher average portfolios in South America and EMEA, partially offset by lower retail yields in North America.

Net income increased $4 million to $82 million, primarily as a result of higher recoveries on used equipment sales in North America, higher base rates in South America, and higher average portfolios in South America and EMEA, offset by additional risk costs due to the Eastern Europe situation, including $15 million for domestic Russian receivables which are considered an adjusting item for consolidated adjusted net income.

The managed portfolio (including unconsolidated joint ventures) was $20.8 billion at the end of the quarter (of which retail was 73% and wholesale was 27%), up $1.3 billion compared to March 31, 2021 (up $1.0 billion on a constant currency basis).

The receivable balance greater than 30 days past due as a percentage of receivables was 1.3% (1.4% as of March 31, 2021).

2022 Outlook

The Company is confirming the following 2022 outlook for its Industrial Activities:

•	Net sales(***) up between 10% and 14% year on year including currency translation effects

•	SG&A expenses lower or equal to 7.5% of net sales

•	Free cash flow in excess of $1.0 billion

•	R&D expenses and capital expenditures at around $1.4 billion

Refer to section “Notes” at page 3 for an explanation of the items referenced on this page and to page 10 onwards for the reconciliations	2

PRESS RELEASE

Notes

CNH Industrial reports quarterly and annual consolidated financial results under U.S. GAAP and EU-IFRS. The tables and discussion related to the financial results of the Company and its segments shown in this press release are prepared in accordance with U.S. GAAP. Financial results under EU-IFRS are shown in specific tables at the end of this press release.

(1)

Effective January 1, 2022, the Iveco Group business was separated from CNH Industrial N.V. by way of a demerger under Dutch law to Iveco Group N.V. and Iveco Group became a public listed company independent from CNH Industrial. Accordingly, that business is presented as discontinued operations beginning in the first quarter of 2022. The Company has reclassified the financial results of Iveco Group to Net income (loss) from discontinued operations in the Condensed Consolidated Statements of Operations for all periods presented. The Company has reclassified the related assets and liabilities as Assets held for distribution and Liabilities held for distribution on the Condensed Consolidated Balance Sheets as of December 31, 2021. Cash flows from the Company’s discontinued operations are presented in the Condensed Consolidated Statements of Cash Flows for all periods. All comparative figures shown exclude the results of the discontinued operations.

(2)

This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures. Refer to the specific table in the “Other Supplemental Financial Information” section of this press release for the reconciliation between the non-GAAP financial measure and the most comparable GAAP financial measure.

(*)	c.c. means at constant currency.

(**)

Certain financial information in this report has been presented by geographic area. Our geographical regions are: (1) North America; (2) Europe, Middle East and Africa; (3) South America and (4) Asia Pacific. The geographic designations have the following meanings:

North America: United States, Canada, Mexico and Puerto Rico, previously included in South America;

Europe, Middle East, and Africa (previously Europe): member countries of the European Union, European Free Trade Association, the United Kingdom, Ukraine, Balkans, Russia, Turkey, the African continent, and the Middle East, previously included in Rest of World;

South America: Central and South America, and the Caribbean Islands; and

Asia Pacific (previously Rest of World): Continental Asia, Oceania and member countries of the Commonwealth of Independent States.

(***)	Net sales reflecting the exchange rate of 1.15 EUR/USD

Non-GAAP Financial Information

CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial’s management believes that these non-GAAP financial measures provide useful and relevant information regarding its operating results and enhance the readers’ ability to assess CNH Industrial’s financial performance and financial position. Management uses these non-GAAP measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning under U.S. GAAP or EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP and/or EU-IFRS.

CNH	Industrial’s non-GAAP financial measures are defined as follows:

•

Adjusted EBIT of Industrial Activities under U.S. GAAP is defined as net income (loss) before income taxes, Financial Services’ results, Industrial Activities’ interest expenses, net, foreign exchange gains/losses, finance and non-service component of pension and other post-employment benefit costs, restructuring expenses, and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.

•

Adjusted EBIT of Industrial Activities under EU-IFRS: is defined as profit/(loss) before taxes, Financial Services’ results, Industrial Activities’ financial expenses, restructuring costs, and certain non-recurring items.

•	Adjusted Net Income (Loss): is defined as net income (loss), less restructuring charges and non-recurring items, after tax.

•

Adjusted Diluted EPS: is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive. When we provide guidance for adjusted diluted EPS, we do not provide guidance on a earnings per share basis because the GAAP measure will include potentially significant items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end.

•	Adjusted Income Taxes: is defined as income taxes less the tax effect of restructuring expenses and non-recurring items, and non-recurring tax charges or benefits.

•

Adjusted Effective Tax Rate (Adjusted ETR): is computed by dividing a) adjusted income taxes by b) income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates, less restructuring expenses and non-recurring items.

•	Adjusted Gross Profit Margin of Industrial Activities: is computed by dividing Net sales less Cost of goods sold, as adjusted by non-recurring items, by Net sales.

•

Net Cash (Debt) and Net Cash (Debt) of Industrial Activities: Net Cash (Debt) is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash, other current financial assets (primarily current securities, short-term deposits and investments towards high-credit rating counterparties) and derivative hedging debt. CNH Industrial provides the reconciliation of Net Cash (Debt) to Total (Debt), which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Cash (Debt) of Industrial Activities.

•

Free Cash Flow of Industrial Activities (or Industrial Free Cash Flow): refers to Industrial Activities only, and is computed as consolidated cash flow from operating activities less: cash flow from operating activities of Financial Services; investments of Industrial Activities in assets sold under operating leases, property, plant and equipment and intangible assets; change in derivatives hedging debt of Industrial Activities; as well as other changes and intersegment eliminations.

•

Available Liquidity: is defined as cash and cash equivalents plus restricted cash, undrawn medium-term unsecured committed facilities, net receivables/payables with Iveco Group N.V. and other current financial assets (primarily current securities, short-term deposits and investments in instruments of high-credit rating counterparties).

•

Change excl. FX or Constant Currency: CNH Industrial discusses the fluctuations in revenues on a constant currency basis by applying the prior year average exchange rates to current year’s revenues expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

The tables attached to this press release provide reconciliations of the non-GAAP measures used in this press release to the most directly comparable GAAP measures.

PRESS RELEASE

Forward-looking statements

All statements other than statements of historical fact contained in this earning release, including competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, liquidity, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. Forward looking statements also include statements regarding the future performance of CNH Industrial and its subsidiaries on a standalone basis. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements, including those related to the COVID-19 pandemic, are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize (or they occur with a degree of severity that the Company is unable to predict) or other assumptions underlying any of the forward-looking statements prove to be incorrect, including any assumptions regarding strategic plans, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the continued uncertainties related to the unknown duration and economic, operational and financial impacts of the global COVID-19 pandemic and the actions taken or contemplated by governmental authorities or others in connection with the pandemic on our business, our employees, customers and suppliers; supply chain disruptions, including delays caused by mandated shutdowns, industry capacity constraints, material availability, and global logistics delays and constraints; disruption caused by business responses to COVID-19, including remote working arrangements, which may create increased vulnerability to cybersecurity or data privacy incidents; our ability to execute business continuity plans as a result of COVID-19; the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products, including demand uncertainty caused by COVID-19; general economic conditions in each of our markets, including the significant economic uncertainty and volatility caused by the war in the Ukraine and COVID-19; changes in government policies regarding banking, monetary and fiscal policy; legislation, particularly pertaining to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; volatility in international trade caused by the imposition of tariffs, sanctions, embargoes, and trade wars; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; price pressure on new and used equipment; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; security breaches, cybersecurity attacks, technology failures, and other disruptions to the information technology infrastructure of CNH Industrial and its suppliers and dealers; security breaches with respect to our products; our pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including other pandemics, terrorist attacks in Europe and elsewhere; our ability to realize the anticipated benefits from our business initiatives as part of our strategic plan; our failure to realize, or a delay in realizing, all of the anticipated benefits of our acquisitions, joint ventures, strategic alliances or divestitures and other similar risks and uncertainties, and our success in managing the risks involved in the foregoing.

Forward-looking statements are based upon assumptions relating to the factors described in this earnings release, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside CNH Industrial’s control. CNH Industrial expressly disclaims any intention or obligation to provide, update or revise any forward-looking statements in this announcement to reflect any change in expectations or any change in events, conditions or circumstances on which these forward-looking statements are based. Further information concerning CNH Industrial, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).

All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

Conference Call and Webcast

Today, at 3:30 p.m. CEST / 2:30 p.m. BST/ 9:30 a.m. EDT, management will hold a conference call to present first quarter 2022 results to financial analysts and institutional investors. The call can be followed live online at https://bit.ly/CNH_Industrial_Q1_2022 and a recording will be available later on the Company’s website www.cnhindustrial.com. A presentation will be made available on the CNH Industrial website prior to the call.

London,	May 3, 2022

CONTACTS

Media Inquiries

Laura Overall

Tel +44 207 925 1964

Rebecca Fabian

Tel: +1 312 515 2249

E-mail: mediarelations@cnhind.com

www.cnhindustrial.com

Investor Relations

Noah Weiss

Tel: +1 773 896 5242

PRESS RELEASE

CNH INDUSTRIAL N.V.

Condensed Consolidated Statements of Operations for the three months ended March 31, 2022 and 2021

(Unaudited, U.S.-GAAP)

	Three Months Ended March 31,
($ million)	2022	2021
Revenues
Net sales	4,180	3,694
Finance, interest and other income	465	402
TOTAL REVENUES	4,645	4,096
Costs and Expenses
Cost of goods sold	3,286	2,896
Selling, general and administrative expenses	378	319
Research and development expenses	184	132
Restructuring expenses	2	1
Interest expense	138	153
Other, net	183	142
TOTAL COSTS AND EXPENSES	4,171	3,643
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	474	453
Income tax (expense) benefit	(159)	(116)
Equity in income (loss) of unconsolidated subsidiaries and affiliates	21	26
Net income (loss) from continuing operations	336	363
Net income (loss) from discontinued operations	-	62
NET INCOME (LOSS)	336	425
Net income attributable to noncontrolling interests	3	17
NET INCOME (LOSS) ATTRIBUTABLE TO CNH INDUSTRIAL N.V.	333	408

Basic earnings (loss) per share attributable to common shareholders (in $)
Continuing operations	0.24	0.27
Discontinued operations	-	0.03
Basic earnings per share attributable to CNH Industrial N.V.	0.24	0.30
Diluted earnings (loss) per share attributable to common shareholders (in $)
Continuing operations	0.24	0.27
Discontinued operations	-	0.03
Diluted earnings per share attributable to CNH Industrial N.V.	0.24	0.30
Average shares outstanding (in millions)
Basic	1,356	1,354
Diluted	1,362	1,359

Cash dividends declared per common share	-	-

These Condensed Consolidated Statements of Operations should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2021 included in the Annual Report on Form 20-F. These Condensed Consolidated Statements of Operations represent the consolidation of all CNH Industrial N.V. subsidiaries.

PRESS RELEASE

CNH INDUSTRIAL N.V.

Condensed Consolidated Balance Sheets as of March 31, 2022 and December 31, 2021

(Unaudited, U.S.-GAAP)

($ million)	March 31, 2022	December 31, 2021
ASSETS
Cash and cash equivalents	3,219	5,044
Restricted cash	842	801
Financing receivables, net	16,083	15,376
Receivables from Iveco Group N.V.	297	-
Inventories, net	5,427	4,216
Property, plant and equipment, net and equipment under operating lease	3,139	3,213
Intangible assets, net	4,395	4,417
Other receivables and assets	3,083	2,803
Assets held for distribution	-	13,546
TOTAL ASSETS	36,485	49,416
LIABILITIES AND EQUITY
Debt	21,335	20,897
Payables to Iveco Group N.V.	47	502
Other payables and liabilities	9,447	9,272
Liabilities held for distribution	-	11,892
Total Liabilities	30,829	42,563
Redeemable noncontrolling interest	47	45
Equity	5,609	6,808
TOTAL LIABILITIES AND EQUITY	36,485	49,416

PRESS RELEASE

CNH INDUSTRIAL N.V.

Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2022 and 2021

(Unaudited- U.S.-GAAP)

	Three Months Ended March 31,
($ million)	2022	2021
Net income (loss)	336	425
Less: Net income (loss) of Discontinued Operations	-	62
Net income (loss) of Continuing Operations	336	363
Adjustments to reconcile net income (loss) from Continuing Operations to net cash provided by (used in) operating activities from Continuing Operations:	(1,223)	(122)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES FROM CONTINUING OPERATIONS	(887)	241
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES FROM DISCONTINUED OPERATIONS	-	131
TOTAL NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(887)	372
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES FROM CONTINUING OPERATIONS	(979)	(317)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES FROM DISCONTINUED OPERATIONS	-	127
TOTAL NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(979)	(190)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES FROM CONTINUING OPERATIONS	65	(1,235)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES FROM DISCONTINUED OPERATIONS	-	(359)
TOTAL NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	65	(1,594)
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	17	(250)
DECREASE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(1,784)	(1,662)
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, BEGINNING OF YEAR	5,845	9,629
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, END OF PERIOD	4,061	7,967
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, END OF PERIOD (Discontinued Operations)	-	529
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, END OF PERIOD (Continuing Operations)	4,061	7,438

CNH INDUSTRIAL N.V.

Supplemental Statements of Operations for the three months ended March 31, 2022 and 2021

(Unaudited, U.S.-GAAP)

	Three Months Ended March 31, 2022					Three Months Ended March 31, 2021
($ million)	Industrial Activities(1)	Financial Services	Eliminations		Consolidated	Industrial Activities(1)	Financial Services	Eliminations		Consolidated
Revenues
Net sales	4,180	-	-		4,180	3,694	-	-		3,694
Finance, interest and other income	10	466	(11	) (2)	465	13	397	(8	) (2)	402
TOTAL REVENUES	4,190	466	(11)		4,645	3,707	397	(8)		4,096
Costs and Expenses
Cost of goods sold	3,286	-	-		3,286	2,896	-	-		2,896
Selling, general and administrative expenses	329	49	-		378	286	33	-		319
Research and development expenses	184	-	-		184	132	-	-		132
Restructuring expenses	2	-	-		2	1	-	-		1
Interest expense	45	104	(11	) (3)	138	53	108	(8	) (3)	153
Other, net	(17)	200	-		183	(13)	155	-		142
TOTAL COSTS AND EXPENSES	3,829	353	(11)		4,171	3,355	296	(8)		3,643
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	361	113	-		474	352	101	-		453
Income tax (expense) benefit	(123)	(36)	-		(159)	(90)	(26)	-		(116)
Equity in income (loss) of unconsolidated subsidiaries and affiliates	16	5	-		21	23	3	-		26
NET INCOME (LOSS) Continuing Operations	254	82	-		336	285	78	-		363
NET INCOME (LOSS) Discontinued Operations	-	-	-		-	49	13	-		62
NET INCOME (LOSS)	254	82	-		336	334	91	-		425

Notes:

(1)

Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes the Company’s Agriculture and Construction segments, and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services.

(2)	Elimination of Financial Services’ interest income earned from Industrial Activities.
(3)	Elimination of Industrial Activities’ interest expense to Financial Services.

PRESS RELEASE

CNH INDUSTRIAL N.V.

Supplemental Balance Sheets as of March 31, 2022 and December 31, 2021

(Unaudited, U.S.-GAAP)

	March 31, 2022					December 31, 2021
($ million)	Industrial Activities(1)	Financial Services	Eliminations		Consolidated	Industrial Activities(1)	Financial Services	Eliminations		Consolidated
ASSETS
Cash and cash equivalents	2,698	521	-		3,219	4,386	658	-		5,044
Restricted cash	157	685	-		842	128	673	-		801
Financing receivables, net	431	16,411	(759	)(2)	16,083	199	15,508	(331	)(2)	15,376
Receivables from Iveco Group N.V.	241	56	-		297	-	-	-		-
Inventories, net	5,409	18	-		5,427	4,187	29	-		4,216
Property, plant and equipment, net and equipment on operating lease	1,490	1,649	-		3,139	1,504	1,709	-		3,213
Intangible assets, net	4,231	164	-		4,395	4,255	162	-		4,417
Other receivables and assets	2,841	416	(174	)(3)	3,083	2,656	345	(198	)(3)	2,803
Assets held for distribution	-	-	-		-	9,814	4,543	(811)		13,546
TOTAL ASSETS	17,498	19,920	(933)		36,485	27,129	23,627	(1,340)		49,416
LIABILITIES AND EQUITY
Debt	5,572	16,522	(759	)(2)	21,335	5,485	15,743	(331	)(2)	20,897
Payables to Iveco Group N.V.	4	43	-		47	334	168	-		502
Other payables and liabilities	8,520	1,101	(174	)(3)	9,447	8,426	1,044	(198	)(3)	9,272
Liabilities held for distribution	-	-	-		-	8,985	3,718	(811)		11,892
Total Liabilities	14,096	17,666	(933)		30,829	23,230	20,673	(1,340)		42,563
Redeemable noncontrolling interest	47	-	-		47	45	-	-		45
Equity	3,355	2,254	-		5,609	3,854	2,954	-		6,808
TOTAL LIABILITIES AND EQUITY	17,498	19,920	(933)		36,485	27,129	23,627	(1,340)		49,416

Notes:

(1)

Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes the Company’s Agriculture and Construction segments, and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services.

(2)	This item includes the elimination of receivables/payables between Industrial Activities and Financial Services.
(3)

This item primarily represents the reclassification of deferred tax assets/liabilities in the same taxing jurisdiction and elimination of intercompany activity between Industrial Activities and Financial Services.

PRESS RELEASE

CNH INDUSTRIAL N.V.

Supplemental Statements of Cash Flows for the three months ended March 31, 2022 and 2021

(Unaudited- U.S.-GAAP)

	Three Months Ended March 31, 2022					Three Months Ended March 31, 2021
($ million)	Industrial Activities(1)	Financial Services	Eliminations		Consolidated	Industrial Activities(1)	Financial Services	Eliminations	Consolidated
Net income (loss)	254	82	-		336	334	91	-	425
Less: Net income (loss) of Discontinued Operations	-	-	-		-	49	13	-	62
Net income (loss) of Continuing Operations	254	82	-		336	285	78	-	363
Adjustments to reconcile net income (loss) from Continuing Operations to net cash provided by (used in) operating activities from Continuing Operations:	(1,237)	39	(25	)(2)	(1,223)	(220)	98	-	(122)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES FROM CONTINUING OPERATIONS	(983)	121	(25)		(887)	65	176	-	241
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES FROM DISCONTINUED OPERATIONS	-	-	-		-	(165)	298	(2)	131
TOTAL NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(983)	121	(25)		(887)	(100)	474	(2)	372
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES FROM CONTINUING OPERATIONS	(606)	(373)	-		(979)	(427)	106	4	(317)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES FROM DISCONTINUED OPERATIONS	-	-	-		-	68	57	2	127
TOTAL NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(606)	(373)	-		(979)	(359)	163	6	(190)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES FROM CONTINUING OPERATIONS	(62)	102	25		65	(712)	(519)	(4)	(1,235)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES FROM DISCONTINUED OPERATIONS	-	-	-		-	(24)	(335)	-	(359)
TOTAL NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(62)	102	25	(4)	65	(736)	(854)	(4)	(1,594)
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(8)	25	-		17	(227)	(23)	-	(250)
DECREASE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(1,659)	(125)	-		(1,784)	(1,422)	(240)	-	(1,662)
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, BEGINNING OF YEAR	4,514	1,331	-		5,845	8,116	1,513	-	9,629
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, END OF PERIOD	2,855	1,206	-		4,061	6,694	1,273	-	7,967
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, END OF PERIOD (DISCONTINUED OPERATIONS)	-	-	-		-	396	133	-	529
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, END OF PERIOD (CONTINUING OPERATIONS)	2,855	1,206	-		4,061	6,298	1,140	-	7,438

Notes:

(1)

Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes the Company’s Agriculture and Construction segments, and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services.

(2)	This item includes the elimination of dividends from Financial Services to Industrial Activities, which are included in Industrial Activities net cash used in operating activities.
(3)	This item includes the elimination of certain minor activities between Industrial Activities and Financial Services.
(4)	This item includes the elimination of paid in capital from Industrial Activities to Financial Services.

PRESS RELEASE

Other Supplemental Financial Information

(Unaudited)

Reconciliation of Consolidated Net Income to Adjusted EBIT of Industrial Activities by segment under U.S.-GAAP ($ million)

	Three Months ended March 31, 2022
	Agriculture	Construction	Unallocated items, eliminations and other	Total
Consolidated Net income				336
Less: Consolidated Income tax (expense) benefit				(159)
Consolidated Income before taxes				495
Less: Financial Services
Financial Services Net income				82
Financial Services Income taxes				36
Add back of the following Industrial Activities items:
Interest expenses, net of interest income and eliminations				35
Foreign exchange (gains) losses, net				13
Finance and non-service component of Pension and other post-employment benefit costs(1)				(38)
Adjustments for the following Industrial Activities items:
Restructuring expenses	2	-	-	2
Other discrete items(2)	-	-	40	40
Adjusted EBIT of Industrial Activities	426	32	(29)	429

	Three Months ended March 31, 2021
	Agriculture	Construction	Unallocated items, eliminations and other	Total
Consolidated Net income (loss)				425
Less: Consolidated Net Income (loss) of Discontinued Operations				62
Consolidated Net income (loss) of Continuing Operations				363
Less: Consolidated Income tax (expense) benefit				(116)
Consolidated Income (loss) before taxes (continuing operations)				479
Less: Financial Services
Financial Services Net income				78
Financial Services Income taxes				26
Add back of the following Industrial Activities items:
Interest expenses, net of interest income and eliminations				40
Foreign exchange (gains) losses, net				11
Finance and non-service component of Pension and other post-employment benefit costs(1)				(34)
Adjustments for the following Industrial Activities items:
Restructuring expenses	2	(1)	-	1
Other discrete items(2)	-	-	-	-
Adjusted EBIT of Industrial Activities	399	25	(31)	393

(1)  In the three months ended March 31, 2022, this item includes the pre-tax gain of $30 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the 2018 modification of a healthcare plan in the U.S. and a pre-tax gain of $6 million as a result of the amortization over 4 years of the $101 million positive impact from 2021 modifications of a healthcare plan in the U.S. In the three months ended March 31, 2021, this item includes the pre-tax gain of $30 million as a result of the 2018 modification.

(2)  In the three months ended March 31, 2022, this item included $44 million of asset write-downs, $3.8 million of separation costs incurred in connection with our spin-off of the Iveco Group Business and $7.8 million of income from the two Raven businesses that are held for sale.

PRESS RELEASE

Other Supplemental Financial Information

(Unaudited)

Reconciliation of Total (Debt) to Net Cash (Debt) under U.S.-GAAP ($ million)

	Consolidated		Industrial Activities		Financial Services
	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Third party (debt)	(21,335)	(20,897)	(5,228)	(5,335)	(16,107)	(15,562)
Intersegment notes payable	-	-	(344)	(150)	(415)	(181)
Payable to Iveco Group N.V.(4)	(47)	(3,986)	(4)	(3,764)	(43)	(222)
Total (Debt)(1)	(21,382)	(24,883)	(5,576)	(9,249)	(16,565)	(15,965)
Cash and cash equivalents	3,219	5,044	2,698	4,386	521	658
Restricted cash	842	801	157	128	685	673
Intersegment notes receivable	-	-	415	181	344	150
Receivables from Iveco Group N.V.(4)	297	3,484	241	3,430	56	54
Other current financial assets(2)	1	1	1	1	-	-
Derivatives hedging debt	(22)	(3)	(22)	(3)	-	-
Net Cash (Debt)(3)	(17,045)	(15,556)	(2,086)	(1,126)	(14,959)	(14,430)

(1)   Total (Debt) of Industrial Activities includes Intersegment notes payable to Financial Services of $344 million and $150 million as of March 31, 2022 and December 31, 2021, respectively. Total (Debt) of Financial Services includes Intersegment notes payable to Industrial Activities of $415 million and $181 million as of March 31, 2022 and December 31, 2021, respectively.

(2)   This item includes short-term deposits and investments towards high-credit rating counterparties.

(3)   The net intersegment receivable/(payable) balance recorded by Financial Services relating to Industrial Activities was $(71) million and $(31) million as of March 31, 2022 and December 31, 2021, respectively.

(4)   For December 31, 2021, this item is shown net on the CNH Industrial balance sheet.

Reconciliation of Cash and cash equivalents to Available liquidity under U.S.-GAAP ($ million)

	March 31, 2022	December 31, 2021
Cash and cash equivalents	3,219	5,044
Restricted cash	842	801
Undrawn committed facilities	5,087	5,177
Receivables from Iveco Group N.V.	297	3,484
Payables to Iveco Group N.V.	(47)	(3,986)
Other current financial assets(1)	1	1
Available liquidity	9,399	10,521
(1) This item includes short-term deposits and investments towards high-credit rating counterparties.

Change in Net Cash (Debt) of Industrial Activities under U.S.-GAAP ($ million)

	Three Months ended March 31,
	2022	2021
Net Cash (Debt) of Industrial Activities at beginning of period	(1,126)	(893)
Adjusted EBIT of Industrial Activities	429	393
Depreciation and Amortization	82	72
Depreciation of assets under operating leases	1	-
Cash interest and taxes	(120)	(54)
Changes in provisions and similar(1)	(99)	(29)
Change in working capital	(1,296)	(332)
Operating cash flow of Industrial Activities – Continuing operations	(1,003)	50
Investments in property, plant and equipment, and intangible assets	(53)	(36)
Other changes	(3)	(27)
Free cash flow of Industrial Activities – Continuing operations	(1,059)	(13)
Capital increases and dividends(3)	(21)	(1)
Currency translation differences and other(2)	120	219
Change in Net Cash (Debt) of Industrial Activities – Continuing operations	(960)	205
Net Cash (Debt) of Industrial Activities at end of period	(2,086)	(688)

(1)   Including other cash flow items related to operating lease.

(2)   In the three months ended March 31, 2021, this item also includes the charge of $8 million related to the repurchase of Notes.

(3)   In the three months ended March 31, 2022, this item also includes share buy-back transactions.

PRESS RELEASE

Other Supplemental Financial Information

(Unaudited)

Reconciliation of Net cash provided by (used in) Operating Activities to Free cash flow of Industrial Activities under U.S.-GAAP ($ million)

	Three Months ended March 31,
	2022	2021
Net cash provided by (used in) Operating Activities (Continuing Operations)	(887)	241
Less: Cash flows from Operating Activities of Financial Services net of eliminations	(96)	(176)
Change in derivatives hedging debt of Industrial Activities and other	(18)	(12)
Investments in assets sold under operating lease assets of Industrial Activities	(2)	(3)
Operating cash flow of Industrial Activities	(1,003)	50
Investments in property, plant and equipment, and intangible assets of Industrial Activities	(53)	(36)
Other changes(1)	(3)	(27)
Free cash flow of Industrial Activities	(1,059)	(13)

(1) This item primarily includes change in intersegment financial receivables and capital increases in intersegment investments.

Reconciliation of Adjusted net income and Adjusted income tax (expense) benefit to Net income (loss) and
Income tax (expense) benefit and calculation of Adjusted diluted EPS and Adjusted ETR under U.S.-GAAP
($ million, except per share data)

	Three Months ended March 31,
	2022	2021
Net income (loss) – Continuing Operations	336	363
Adjustments impacting Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates (a)	21	(21)
Adjustments impacting Income tax (expense) benefit (b)	21	10
Adjusted net income (loss)	378	352
Adjusted net income (loss) attributable to CNH Industrial N.V.	375	349
Weighted average shares outstanding – diluted (million)	1,362	1,359
Adjusted diluted EPS ($)	0.28	0.26

Income (loss) from continuing operations before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates	474	453
Adjustments impacting Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates (a)	21	(21)
Adjusted income (loss) from continuing operations before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates (A)	495	432

Income tax (expense) benefit	(159)	(116)
Adjustments impacting Income tax (expense) benefit (b)	21	10
Adjusted income tax (expense) benefit (B)	(138)	(106)

Adjusted Effective Tax Rate (Adjusted ETR) (C=B/A)	28%	25%

a) Adjustments impacting Income (loss) from continuing operations before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates
Restructuring expenses	2	1
Loss on repurchase of notes	-	8
Pre-tax gain related to the 2018 modification of a healthcare plan in the U.S.	(30)	(30)
Pre-tax gain related to the 2021 modification of a healthcare plan in the U.S.	(6)	-
Asset write-down: Industrial Activities, Russia Operations	44	-
Asset write-down: Financial Services, Russia Operations	15
Spin related costs	4
Raven income from segments held for sale	(8)
Total	21	(21)

b) Adjustments impacting Income tax (expense) benefit
Tax effect of adjustments impacting Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates(1)	22	7
Other	(1)	3
Total	21	10

(1) Includes $12 million of increase to the valuation allowances on historical deferred tax assets as a result of the suspension of operations in Russia.

PRESS RELEASE

Other Supplemental Financial Information

(Unaudited)

Reconciliation of Adjusted gross profit to gross profit under U.S.-GAAP ($ million,)

	Three Months ended March 31,
	2022	2021
Net Sales (A)	4,180	3,694
Cost of goods sold	3,286	2,896
Gross profit (B)	894	798
Asset write down (Russia operations)	34	-
Adjusted gross profit (C)	928	798

Gross profit margin (B ÷ A)	21.4%	21.6%
Adjusted gross profit margin (C ÷ A)	22.2%	21.6%

Revenues by Segment under EU-IFRS ($ million)

	Three Months ended March 31,
	2022	2021	% change
Agriculture	3,377	3,039	11.1%
Construction	803	656	22.4%
Eliminations and other	-	-	-
Total Industrial Activities of Continuing Operations	4,180	3,695	13.1%
Financial Services	465	396	17.4%
Eliminations and other	(8)	(5)	60.0%
Total of Continuing Operations	4,637	4,086	13.5%

Adjusted EBIT of Industrial Activities(1) by Segment under EU-IFRS ($ million)

				Three Months ended March 31,
	2022	2021	$ change	2022 adjusted EBIT margin	2021 adjusted EBIT margin
Agriculture	421	390	31	12.5%	12.8%
Construction	30	24	6	3.7%	3.7%
Unallocated items, eliminations and other	(30)	(34)	4	-	-
Adjusted EBIT of Industrial Activities of Continuing Operations	421	380	41	10.1%	10.3%

(1) This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.

PRESS RELEASE

Other Supplemental Financial Information

(Unaudited)

Other key data under EU-IFRS
($ million)
	March 31, 2022	December 31, 2021
Total Assets	37,272	51,122
Total Equity	6,258	8,426
Equity attributable to CNH Industrial N.V.	6,251	8,393
Net Cash (Debt) of Continuing Operations	(17,454)	(15,840)
Net Cash (Debt) of Discontinued Operations	-	(1,480)
Net Cash (Debt) of CNH Industrial	(17,454)	(17,320)
of which Net Cash (Debt) of Industrial Activities(1) of Continuing Operations	(2,452)	(1,374)
of which Net Cash (Debt) of Industrial Activities(1) of Discontinued Operations	-	1,204
of which Net Cash (Debt) of Industrial Activities(1)	(2,452)	(170)
Net Income of Financial Services of Continuing Operations	73	357
Net Income of Financial Services of Discontinued Operations	-	71
Net Income of Financial Services of CNH Industrial Pre-Demerger	73	428

	(1) This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.

Net income (loss) reconciliation U.S. GAAP to EU-IFRS
($ million)
	Three Months ended March 31,
	2022	2021
Net income (loss) in accordance with U.S. GAAP	336	363
Adjustments to conform with EU-IFRS:
Development costs	(7)	(11)
Other adjustments(1)	(52)	(31)
Tax impact on adjustments and other income tax differences	11	10
Total adjustments	(48)	(32)
Profit (loss) in accordance with EU-IFRS	288	331

	(1) This item also includes the different accounting impacts from the modifications of a healthcare plan in the U.S.

Total Equity reconciliation U.S. GAAP to EU-IFRS
($ million)
	March 31, 2022	December 31, 2021
Total Equity under U.S. GAAP	5,609	6,808
Adjustments to conform with EU-IFRS:
Development costs	783	2,058
Other adjustments	41	28
Tax impact on adjustments and other income tax differences	(175)	(468)
Total adjustments	649	1,618
Total Equity under EU-IFRS	6,258	8,426

PRESS RELEASE

Other Supplemental Financial Information

(Unaudited)

Translation of financial statements denominated in a currency other than the U.S. dollar

The principal exchange rates used to translate into U.S. dollars the financial statements prepared in currencies other than the U.S. dollar were as follows:

	Three Months Ended March 31, 2022			Three Months Ended March 31, 2021

	Average	At March 31,	At December 31, 2021	Average	At March 31,
Euro	0.892	0.901	0.883	0.830	0.853
Pound sterling	0.746	0.762	0.742	0.725	0.727
Swiss franc	0.924	0.925	0.912	0.906	0.944
Polish zloty	4.121	4.192	4.059	3.773	3.967
Brazilian real	5.233	4.775	5.571	5.477	5.749
Canadian dollar	1.267	1.252	1.271	1.266	1.261
Turkish lira	13.972	14.667	13.450	7.400	8.294

Condensed Consolidated Income Statement for the three months ended March 31, 2022 and 2021

(Unaudited, EU-IFRS)

	Three Months Ended March 31,

($ million)	2022	2021
Net revenues	4,637	4,086
Cost of sales	3,609	3,159
Selling, general and administrative costs	358	309
Research and development costs	193	144
Result from investments:
Share of the profit/(loss) of investees accounted for using the equity method	22	26
Restructuring costs	2	1
Other income/(expenses)	(9)	(13)
Financial income/(expenses)	(52)	(49)
PROFIT/(LOSS) BEFORE TAXES	436	437
Income tax (expense) benefit	(148)	(106)
PROFIT/(LOSS) FROM CONTINUING OPERATIONS	288	331
PROFIT/(LOSS) FROM DISCONTINUED OPERATIONS, NET OF TAX	-	82
PROFIT/(LOSS) FOR THE PERIOD	288	413

PROFIT/(LOSS) FOR THE PERIOD FROM CONTINUING OPERATIONS ATTRIBUTABLE TO:
Owners of the parent	285	328
Non-controlling interests	3	3

(in $)
BASIC EARNINGS/(LOSS) PER COMMON SHARE	0.21	0.29
Basic earnings/(loss) per common share from continuing operations	0.21	0.24
DILUTED EARNINGS/(LOSS) PER COMMON SHARE	0.21	0.29
Diluted earnings/(loss) per common share from continuing operations	0.21	0.24

Notes:

(*)

The 2021 data have been re-presented following the classification of the Iveco Group Business as Discontinued Operations for the quarter ended March 31, 2021, as requested by the IFRS 5 - Non-current assets held for sale and discontinued operations.

PRESS RELEASE

Condensed Consolidated Statement of Financial Position as of March 31, 2022 and December 31, 2021

(Unaudited, EU-IFRS)

($ million)	March 31, 2022	December 31, 2021
ASSETS
Intangible assets	5,129	5,159
Property, plant and equipment and Leased assets	3,356	3,435
Inventories	5,456	4,228
Receivables from financing activities	16,442	15,443
Cash and cash equivalents	4,061	5,845
Other receivables and assets	2,828	2,535
Assets held for distribution(*)	-	14,477
TOTAL ASSETS	37,272	51,122
EQUITY AND LIABILITIES
Issued capital and reserves attributable to owners of the parent	6,251	8,393
Non-controlling interests	7	33
Total Equity	6,258	8,426
Debt	21,648	21,689
Other payables and liabilities	9,366	9,148
Liabilities held for distribution(*)	-	11,859
Total Liabilities	31,014	42,696
TOTAL EQUITY AND LIABILITIES	37,272	51,122

Condensed Consolidated Statement of Cash Flows for the three months ended March 31, 2022 and 2021

(Unaudited, EU-IFRS)

($ million)	March 31, 2022	March 31, 2021
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	5,845	9,629
Profit/(loss) from Continuing Operations	288	331
Adjustment to reconcile profit/(loss) from Continuing Operation to cash flows from/(used in) operating activities from Continuing Operations	(1,132)	(26)
CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES FROM CONTINUING OPERATIONS	(844)	305
CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES FROM DISCONTINUED OPERATIONS	-	(230)
TOTAL	(844)	75
CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES FROM CONTINUING OPERATIONS	(1,081)	(386)
CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES FROM DISCONTINUED OPERATIONS	-	500
TOTAL	(1,081)	114
CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES FROM CONTINUING OPERATIONS	125	(1,233)
CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES FROM DISCONTINUED OPERATIONS	-	(366)
TOTAL	125	(1,599)
Translation exchange differences	16	(252)
TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	(1,784)	(1,662)
Less: CASH AND EQUIVALENTS AT END OF THE PERIOD – INCLUDED WITHIN ASSETS HELD FOR DISTRUBUTION AT THE END OF THE PERIOD	-	529
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	4,061	7,438